UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TriMas Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-10716	38-2687639
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

39400 Woodward Avenue, Suite 130 Bloomfield Hills, Michigan	48304
(Address of principal executive offices)	(Zip Code)

Joshua A. Sherbin, General Counsel, Chief Compliance Officer and Corporate Secretary 248-631-5400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 — Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Introduction

TriMas Corporation (“TriMas” or the “Company”) is a global designer, manufacturer and distributor of applied products for commercial, industrial and consumer markets. TriMas is filing this Form SD (“Form SD”) pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

TriMas manufactures or contracts to manufacture “products” that may contain certain “conflict minerals” (as defined below) that are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Conflict Minerals Disclosures

In accordance with Rule 13p-1 and Form SD, TriMas has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

In accordance with Rule 13p-1, TriMas has filed this Form SD and the associated Conflict Minerals Report, each of which are posted to TriMas’ publicly available Internet site at www.trimascorp.com.

Item 1.02.	Exhibit.

A description of the RCOI and the measures TriMas took to exercise due diligence on the source and chain of custody of certain of its conflict minerals is provided in the Conflict Minerals Report attached hereto as Exhibit 1.02.

Section 2 — Exhibits

Item 2.01.	Exhibits.

Exhibit Number	Description

1.02	Conflict Minerals Report of TriMas Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TriMas Corporation

/s/ Joshua A. Sherbin	May 30, 2014
Name: Joshua A. Sherbin	(Date)
Title: General Counsel, Chief Compliance Officer and Corporate Secretary

Exhibit Index

Item 2.01.	Exhibits.

Exhibit Number	Description

1.02	Conflict Minerals Report of TriMas Corporation.

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